PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

31st October 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 8th July 2008.

Signature of Gas Transportation Agreement in Indonesia.

Yours faithfully

G. Cunliffe

for Stephen Huddle
Company Secretary

Enc

11/12

PremierOil
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier" or "the Company")

Signature of Gas Transportation Agreement in Indonesia

Further to the signing of three Gas Sales Agreements (GSAs) for gas sales from the Premier operated West Natuna Sea Block A Production Sharing Contract (PSC) area to Batam Island in Indonesia and to Singapore, Premier and its PSC co-venturers are delighted to announce that a fully termed Gas Transportation Agreement (GTA) was signed in Jakarta earlier today for the gas deliveries to Singapore and that further agreements for the gas deliveries to Batam are expected to follow shortly.

These gas supplies will fulfill the energy needs of the economically growing Batam region and sales to Singapore will add further economic value from West Natuna for the Government of Indonesia.

One of the GSAs is for gas into the Singapore market and this newly signed GTA provides contractual rights to transport gas in excess of the delivery volumes. The GTA was agreed among all of the West Natuna Transportation System (WNTS) pipeline partners.

The WNTS pipeline is greater than 600 kilometres in length, for the most part has a 28 inch diameter and carries gas from three Indonesian PSC concession areas (Block A, Block B and Kakap) to Singapore. The WNTS is expected to be expanded to include a spur line to Batam Island.

31 October 2008

Simon Lockett, Premier's Chief Executive, commented:

"We are delighted to have progressed from a Gas Sales Agreement to a fully termed Gas Transportation Agreement in such a short period of time. The signing of this key agreement, which was a condition to the earlier signed GSA, will allow commencement of our project that will provide first gas to Batam and Singapore targeted for 2010. We are also very pleased to be making important progress on GTAs for both our Batam gas customers and these are expected to follow shortly."

ENQUIRIES

Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson — **Tel: 020 7743 6673**
Gavin Davis — **Tel: 020 7743 6677**

Notes to Editors

The Block A PSC partnership comprises Premier (28.67%) as Operator with Kufpec (33.33%), Hess (23%) and Petronas (15%). The GSAs signed in April 2008 were with Sembcorp Gas Pte Ltd. (Sembcorp), PT Pelayanan Listrik Nasional Batam (PLN) and PT Universal Batam Energy (UBE).

END